SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Goldberg, Alan P. (Last) (First) (Middle) 431 New Karner Road (Street) Albany, NY 12205 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mechanical Technology Incorporated MKTY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) April 2000 5. If Amendment, Date of Original (Month/Year) 5/10/00	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/21/2000	G |	100.00 | D |		D
Common Stock	01/25/2000	G |	50.00 | D |		D
Common Stock	04/03/2000	J (1) |	600,412.00(1) | A |		D
Common Stock	04/05/2000	J (2) |	854.00 | A | $16.00	900,618.00	D
Common Stock	04/03/2000	J |	7,921,622.00(3) | A |	11,882,433.00	I (4)	By Corporation

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Goldberg, Alan P. - April 2000
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Options (Rights to Buy)	$1.7638889 (5)	11/12/1998	J |	(A) 30,000.00 (5)	11/12/1998 | 11/11/2008	Common Stock - 30,000.00		45,000.00	D
Employee Stock Options (Rights to Buy)	$4.1666667 (6)	04/01/1999	J |	(A) 30,000.00 (6)	04/01/1999 | 03/31/2009	Common Stock - 30,000.00		45,000.00	D
Employee Stock Options (Rights to Buy)	$20.9166667 (7)	04/01/2000	J | V	(A) 20,000.00 (7)	04/01/2000 | 03/31/2010	Common Stock - 20,000.00		30,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 12-20-2001 ** Signature of Reporting Person Date Alan P. Goldberg Page 2 SEC 1474 (3-99)

Goldberg, Alan P. - April 2000
Form 4 (continued)
FOOTNOTE Descriptions for Mechanical Technology Incorporated MKTY

Form 4 - April 2000

Alan P. Goldberg
431 New Karner Road

Albany, NY 12205
Explanation of responses:

 (1)   The Company declared a 3 for 1 stock split on March 8, 2000 payable to all holders of record of common stock on April 3, 2000. This stock split resulted in the reporting persons acquisition of 600,412 additional shares of common stock.
(2)   The shares acquired were received as a dividend payment on private equity fund shares held by Mr. Goldberg. The $16 per share price reflected for this transaction refers to the private equity fund's basis in the shares as of the date of transfer.
(3)   The Company declared a 3 for 1 stock split on March 8, 2000 payable to all holders of record of common stock on April 3, 2000. This stock split resulted in the reporting persons acquisition of 7,921,622 additional shares of common stock.
(4)   Owned by First Albany Companies, Inc., of which Mr. Goldberg is a member of the Board of Directors. This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(5)   This option was previously reported as 15,000 shares at a purchase price of $5.29 per share. This report reflects the Company's 3 for 1 stock split declared on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.
(6)   This option was previously reported as 15,000 shares at a purchase price of $12.50 per share. This report reflects the Company's 3 for 1 stock split declared on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.
(7)   This option was issued on 4/1/00 as 10,000 shares at a purchase price of $62.75 per share. This report reflects the Company's issuance of the options and the 3 for 1 stock split declared on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.

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